[GENERAL MILLS LETTERHEAD]

Roderick A. Palmore

Executive Vice President, General Counsel &

Chief Corporate and Risk Management Officer

Telephone:  (763) 764-2920

Facsimile:  (763) 764-3302

March 29, 2013

VIA EDGAR

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Re:       General Mills, Inc.

Form 10-K for Fiscal Year Ended May 27, 2012

Filed July 3, 2012

File No. 1-01185

Dear Ms. Blye:

We are writing in response to the comments we received from you by letter dated March 1, 2013 regarding the above-referenced filing of General Mills, Inc. (the “Company,” “we” or “General Mills”).  For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

1.                                    Please tell us about any contacts with Iran, Syria, or Cuba, since your letter to us of April 15, 2010, including through your Cereal Partners Worldwide joint venture with Nestle S.A.  As you are aware, Iran, Syria and Cuba are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  We note that your website currently states that your products are sold in Syria; a 2010 news article reports that you have 6 licenses for Iran; and a recent sector capsule for breakfast cereals in Iran reports market share information for NestleIran PJS Co. and Cereal Partners Worldwide.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Cuba since your prior letter, whether through subsidiaries, joint ventures, resellers, distributors, or other direct or indirect arrangements.  Your response should describe any products you have provided to those countries, and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.  We also note that your website references General Mills Middle East and North Africa.  Sudan, located in North Africa, is also deemed a state sponsor of terrorism. Please provide the same information for any contacts with Sudan.

Response

General Mills, Inc. and Subsidiaries

Cuba:                 The Company has entered into an agreement with a U.S.-based distributor that has received a specific license from the Office of Foreign Assets Control (“OFAC”) and that has received confirmation from the Bureau of Industry and Security in the U.S. Department of Commerce for the use of a License Exception Agricultural Commodities (“AGR”) to sell food products in Cuba.  Since 2010, the

Company has made nine shipments of products to this distributor for sale in Cuba.  The products sold consist of snacks, ice cream, baking mixes and meal kits that are eligible EAR99 food products that qualify for export to Cuba pursuant to License Exception AGR.  The Company does not have any manufacturing facilities or employees in Cuba.

Iran:                         A subsidiary of the Company based in Dubai sold semi-finished product (“pellets”) for the production of Bugles snacks in Iran through a local distributor pursuant to a general OFAC license (31 C.F.R. § 560.530).  We last shipped product to this distributor in September 2011, and are continuing to evaluate this market.  The Company does not have any manufacturing facilities or employees in Iran.

Sudan:           The Company has no assets or employees in Sudan and does not sell or distribute products in Sudan.

Syria:                   A subsidiary of the Company based in Dubai sells Bugles pellets and baking mixes in Syria through a local distributor.  These are EAR99 food products for which the U.S. Government does not require a license for export or re-export to Syria.  The Company does not have any manufacturing facilities or employees in Syria.

Cereal Partners Worldwide (CPW) joint venture with Nestle S.A.

Cuba:                 Since April 2010, CPW has made eight shipments of ready-to-eat cereal for sale in Cuba.  CPW sells cereal to an affiliate of Nestle S.A., and the Nestle affiliate then sells the product to a local distributor in Cuba.  The Company’s participation in the joint venture’s activities in Cuba is conducted pursuant to the requirements of License Exception AGR as established by the U.S. Department of Commerce.  CPW has no assets or employees in Cuba.

Iran:                         CPW has been selling ready-to-eat cereal in Iran since 2007.  CPW sells cereal to an affiliate of Nestle S.A., and the Nestle affiliate then sells the product to a local distributor in Iran pursuant to a general OFAC license (31 C.F.R. § 560.530).  CPW has no assets or employees in Iran.

Sudan:           CPW has no assets or employees in Sudan and does not sell or distribute products in Sudan.

Syria:                   CPW has no assets or employees in Syria and does not sell or distribute products in Syria.

2.                                    Please discuss the materiality of your contacts with Iran, Syria, Cuba and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Cuba and Sudan.

Response

General Mills is a global consumer foods company with over $16 billion in annual revenues and very limited business relationships in Cuba, Iran, Sudan and Syria.   As illustrated by the following tables, the Company and CPW have had very limited sales in Cuba, Iran, Sudan and Syria during the past three years.  In total, annual sales by these businesses are less than 1/10th of one percent of the Company’s annual net sales.  The Company and CPW do not have any assets located in Cuba, Iran, Sudan or Syria.

Sales by General Mills, Inc. and Subsidiaries (in thousands)

	Fiscal 2010	Fiscal 2011	Fiscal 2012

Cuba:
Snacks	$0	$68	$642
Ice Cream	$0	$36	$35
Baking Mixes	$0	$0	$12
Meal Kits	$0	$0	$2
Total Sales Cuba	$0	$104	$691

Iran:
Bugles Pellets	$1,065	$2,735	$1,151
Total Sales Iran	$1,065	$2,735	$1,151

Sudan:
Total Sales Sudan	$0	$0	$0

Syria:
Bugles Pellets	$276	$288	$297
Baking Mixes	245	197	71
Total Sales Syria	$521	$485	$368

Ready-to-Eat Cereal Sales by CPW (in thousands)

	Calendar 2010	Calendar 2011	Calendar 2012

Total Sales Cuba:	$0	$26	$52

Total Sales Iran:	$3,467	$4,118	$4,417

Total Sales Sudan:	$0	$0	$0

Total Sales Syria:	$0	$0	$0

The nature of this business presents very little, if any, potential impact on the Company’s reputation or share value.  We sell basic food products in small quantities for use by individual consumers.  The products are sold through distributors, and we do not deal directly with the governments of these countries.  We work to ensure that all of our international business is conducted in accordance with local laws and U.S. trade and export regulations.  We believe that our conduct and business in these countries would not be viewed negatively by investors or the public and could not reasonably be expected to impact an investment decision.

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our letter has addressed each of the Staff’s comments.  If you have any questions regarding our responses, please contact Trevor Gunderson at (763) 764-5324.

Very truly yours,

/s/ Roderick A. Palmore

Roderick A. Palmore

Executive Vice President, General Counsel &

Chief Corporate and Risk Management Officer

cc:      Ms. Jennifer Hardy, Special Counsel

Mr. Roger Schwall, Assistant Director, Division of Corporation Finance

Ms. Judith Richards Hope, Chair of the Audit Committee of the Board of Directors,

General Mills, Inc.

KPMG LLP